January 16, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form S-4 (Registration No. 333-274722)

To whom it may concern:

        We write regarding the above-referenced registration statement (the Registration
Statement   ) of AltC Acquisition Corp. (the    Issuer   ) concerning a
proposed business
combination (the    Transaction   ) between the Issuer and Oklo Inc. (the
Target   ). As of
the date of this letter, the Registration Statement has not yet been declared effective.

        This letter is to advise you that, effective as of November 6, 2023, our firm has resigned from, and ceased or refused to act in, every office, capacity, and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction. We further advise you that neither our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act of 1933 (the
   Securities Act   )) nor any of its affiliates (within the meaning of Rule
405 under the
Securities Act) will be responsible for any part of the Registration Statement.
In
connection with our role as underwriter for the Issuer   s initial public
offering, we have
waived our entitlement to the payment of any deferred compensation.

       Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                  Sincerely,

                                                  J.P. Morgan Securities LLC

                                                  By: _____________________
                                                  Name: Peter Castoro
                                                  Title: Vice President
cc:    AltC Acquisition Corp.
       Mark Wojciechowski and Gus Rodriguez, Staff Accountants
       Anuja A. Majmudar and Irene Barberena, Staff Attorneys